EXECUTION VERSION

EXPENSE LIMITATION AGREEMENT

This agreement (“Agreement”) is entered into as of January 20, 2015 by and between Mar Vista Investment Partners, LLC (“Mar Vista”) and The Roxbury Funds (the “Fund”), on behalf of the portfolios listed on Exhibit A attached hereto (the “Portfolios”).

WHEREAS, Mar Vista serves as the investment adviser to the Portfolios; and

WHEREAS, Mar Vista and the Fund desire to enter into this Expense Limitation Agreement;

NOW, THEREFORE, in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.  FEE WAIVER AND REIMBURSEMENT OF EXPENSES.  Until the dates set forth on Exhibit A, Mar Vista will waive its advisory fees with respect to the Portfolios and/or reimburse or assume expenses of the Portfolios, as the case may be, to the extent that the expenses (excluding taxes, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses) of a Portfolio or of a class of a Portfolio, expressed as a percentage of average daily net assets, exceed the expense caps set forth on Exhibit A.  Mar Vista will not have any right to recover from the Portfolios any amount so waived, reimbursed or assumed.  Mar Vista shall have discretion regarding whether expenses will be reimbursed or assumed, on the one hand, or fees will be waived, on the other hand, to meet the expense caps set forth on Exhibit A.

Section 2.  AMENDMENTS TO AND TERM OF AGREEMENT.  The parties hereto agree to review the then current expense limitations for each class of each Portfolio on a date prior to the termination date listed on Exhibit A to determine whether such limitations should be amended, continued or terminated.  Exhibit A may be amended, from time to time, to reflect a new rate or new date which the parties hereto agree in writing to be bound.

Section 3.  NOTICE.  Any notice under this Agreement shall be given in writing addressed and delivered or mailed postage prepaid to the other party to this Agreement at its principal place of business.

Section 4.  GOVERNING LAW.  To the extent that state law has not been preempted by the provisions of any law of the United States heretofore or hereafter enacted, as the same may be amended from time to time, this Agreement shall be administered, construed and enforced according to the laws of the state of Delaware.

IN WITNESS WHEREOF, the parties hereto have entered into this Expense Limitation Agreement as of the date first above written.

THE ROXBURY FUNDS, on behalf of each Portfolio listed on Exhibit A attached hereto

/s/ Jon R. Foust
By:	Jon R. Foust
Title:	President

MAR VISTA INVESTMENT PARTNERS, LLC

/s/ Brian L. Massey
By:	Brian L. Massey
Title:	President

EXECUTION VERSION

EXHIBIT A
TO
 EXPENSE LIMITATION AGREEMENT

Fund	Class	Expense Cap	Termination Date
Roxbury/Mar Vista Strategic Growth Fund	Institutional	0.90%	November 1, 2020